CONSENT OF INDEPENDENT AUDITORS

     We consent to the use of our report dated February 4, 2003, with respect to the consolidated financial statements of Manulife Financial Corporation included in this Annual Report (Form 40-F) for the year ended December 31, 2002, filed with the Securities and Exchange Commission.

     We also consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos. 333-12610, 333-13072, and 333-91102) of Manulife Financial Corporation of our report dated February 4, 2003 with respect to the above-mentioned financial statements.

/s/ “Ernst & Young LLP”

ERNST & YOUNG LLP
Toronto, Ontario

March 31, 2003